Exhibit EE

PARIS, 15 DECEMBER 2015

PLANNED MERGER:

RECOMMENDATION TO REVISE THE MERGER EXCHANGE RATIO

The continued decline in oil prices, and the divergent trend in the price of the stock of MPI and Maurel & Prom, have induced MPI’s Board of Directors, at the initiative of its ad hoc committee, to recommend revising the merger exchange ratio that will be proposed for the planned merger of MPI and Maurel & Prom at the Shareholders’ Meetings on December 17, 2015.

Meeting on December 14, 2015, MPI’s Board of Directors decided it was necessary to change the exchange ratio to 1.5 MPI shares for 1 Maurel & Prom share, after MPI pays a dividend of 0.45 cents to its shareholders.

Meeting in turn on December 14, 2015, the Maurel & Prom Board of Directors, considering the change in market conditions and on the recommendation of its ad hoc committee, decided to accept the change in the exchange ratio and propose it to its shareholders.

This change in exchange ratio will take the form of an amendment presented by each Board at the Shareholders’ Meetings held on December 17, 2015.

Important information

This press release does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of MAUREL & PROM et MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from MAUREL & PROM’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.com).

Maurel & Prom: Press contacts, shareholder and investor relations

Tel: +33 1 53 83 16 45

ir@maureletprom.fr

MPI: Press contacts, shareholder and investor relations

Tel: +33 1 53 83 55 44

ir@mpienergy.com

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